UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                        SEC FILE NUMBER
                                                           000-24372
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                                                          CUSIP NUMBER
                                                           041268103
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(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                   For Period Ended:  December 31, 2002
                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
ARKONA, INC.
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Full Name of Registrant

Sundog Technologies, Inc.
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Former Name if Applicable

10542 South Jordan Gateway
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Address of Principal Executive Office (Street and Number)

South Jordan, Utah  84095
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
   [X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The filing deadline for the Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002 (the "Quarterly Report") for Arkona, Inc. (the "Company") was February 14, 2003. As the Chief Financial Officer of the Company began compiling the data for the financial statements to be included in the Quarterly Report, he observed that the files containing much of the data appeared to be corrupt. After confirming that such files were in fact electronically corrupt, the Chief Financial Officer was forced to re-build some of the relevant files by manually re-inputting relevant data. Such process was extremely time consuming and could not, without unreasonable effort and expense, be completed soon enough to permit timely filing of the Quarterly Report. As a result, the Company cannot complete and file the Quarterly Report without unreasonable effort and expense.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Bryan T. Allen, Esq.                801                       578-6908
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          (Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).    Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?     Yes [ ]    No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  Arkona, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   February 14, 2003         By  /s/ Stephen Russo
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                                         Stephen Russo, Chief Financial Officer










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